08004915

RECEIVED

2008 SEP 15 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

INVESTOR NEWS

1 September 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	109,674,923	109,674,923,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	109,675,502,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	109,674,923	5,491,100	104,183,823	1	104,183,823
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	104,183,824

PROCESSED

SEP 16 2008

THOMSON REUTERS

For further information, please contact:

Investor Relations + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication + 36 70 373 1755
Brunswick Group LLP + 44 20 7404 5959
Brunswick for Germany and Austria + 43 676 406 4228

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